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Alan F. Denenberg
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

July 8, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Cara Lubit
Mr. Hugh West
Mr. Lory Empie
Ms. Jessica Livingston
Mr. Michael Clampitt

Re:	AssetMark Financial Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-232312)
Filed June 24, 2019

Ladies and Gentlemen:

On behalf of our client, AssetMark Financial Holdings, Inc. (the “Company” or “AssetMark”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 3, 2019 (the “Comment Letter”) relating to the above-referenced registration statement on Form S-1 of the Company, filed June 24, 2019 (the “Registration Statement”). The Company is concurrently publicly filing an amendment to the Registration Statement (“Amendment No. 1”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies of Amendment No. 1 that have been marked to show changes from the Registration Statement, as well as a copy of this letter.

We are responding to comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of the comments numbered 1 through 2, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the prospectus included in Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

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2	July 8, 2019

Non-GAAP Financial Metrics, page 68

1.

We note that you deduct asset-based and spread-based expenses to arrive at net revenue measures, and that you make related adjustments to calculate organic net revenue growth. Considering that you are required to present revenue and related costs on a gross basis in accordance with GAAP, presenting them otherwise may violate Rule 100(b) of Regulation G by substituting individually tailored recognition and measurement methods for those of GAAP. Please explain to us how you considered whether your current presentation complies with Regulation G and Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures or revise your future filings to exclude these measures and adjustments.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 9, 21, 66, 69, 87, 95 and 107 to remove all references to net revenue measures and related adjustments. The Company respectfully advises the Staff that it continues to believe that net revenue and related measures would be helpful to an investor’s understanding of the Company’s business, and the Company would appreciate the opportunity to discuss with the Staff the possibility of including such measures in its future filings with the Commission after the completion of this offering.

Audited Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

Consolidated Statements of Income and Comprehensive Income, page F-5

2.

We note your intention to effect a forward stock split in connection with the restructuring associated with this offering. As such, please revise your next amendment and your future filings to retroactively reflect earnings per share consistent with ASC 260-10-55.

Response: The Company respectfully advises the Staff that it effected a forward stock split on July 5, 2019. Accordingly, the Company has revised its disclosure on pages 14, 19, 20, 57, F-4, F-5, F-6, F-15, F-22, F-27, F-28, F-29, F-30 and F-37 to address the Staff’s comment and to disclose the stock split that was effected.

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3	July 8, 2019

We appreciate your assistance with this matter. Please do not hesitate to contact me at (650) 752-2004 or alan.denenberg@davispolk.com, or Jeffrey Lau at (650) 752-2082 or jeffrey.lau@davispolk.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

cc:	Charles Goldman, President and Chief Executive Officer, AssetMark Financial Holdings, Inc.

Gary Zyla, Executive Vice President and Chief Financial Officer, AssetMark Financial Holdings, Inc.

Ted Angus, Executive Vice President and General Counsel, AssetMark Financial Holdings, Inc.

Sarah Tian, Vice President, Corporate Counsel, AssetMark Financial Holdings, Inc.

John McKenna, Partner, Cooley LLP

Eric Jensen, Partner, Cooley LLP

Mark Medearis, Partner, Cooley LLP

Via EDGAR and overnight delivery.